                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                      For the month of September 30, 1998

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, PQ, Canada H4M 2V2
                       (Address of principal executive offices)

     [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F [X]     Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             Yes [X]      No [ ]


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NYMOX PHARMACEUTICAL CORPORATION
                                           --------------------------------
                                                      (Registrant)


Date: November 13, 1998               BY:  /s/ ROY WOLVIN
                                           -----------------------------
                                               Roy Wolvin

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its results for the third quarter of 1998.

R&D ACTIVITIES

Nymox announced at the beginning of August that several experimental studies on its drug candidate for Alzheimer's disease (AD) yielded promising results. The lead compound NXD2858 was designed by Nymox to inhibit the formation of Alzheimer plaques from spherons, and therefore slow down or arrest the progression of the disease. The new studies have demonstrated that the drug is orally bioavailable, has good blood-brain barrier penetration, and continues to show no evidence thus far of any toxicity or significant potential side effects. Nymox is targeting the drug for human testing in less than one year.

Studies by Nymox and confirmed in other laboratories have shown that spherons are unique protein balls found in every person's brain, which in AD later develop into the amyloid plaques found in AD brains (Journal of Alzheimer's Disease 1, 1-34, 1998, IOS Press). Spherons slowly enlarge throughout life until they become so large that they burst forming the deadly amyloid plaques. Spherons have the unique and identical location as plaques, the same nuclei of the brain, the same histological and cytological location in the tissue, and the same electron microscopical location. Spherons have the same species specificity as plaques. The number of spherons per unit volume of brain tissue corresponds to that of plaques; the size of individual spherons and individual plaques strongly correlates; and the spherons and plaques have closely similar geometrical, spatial distribution, and topological characteristics. The mass of the plaque lesion and the mass of the spheron precursor closely correlate, and both satisfy focal concentration and concentration gradient criteria. Intermediary stages of spheron degeneration into plaques are identifiable. Spherons are extractable in unit quanta, are unique to the brain, are capable of reproducing the plaques in the test tube as well as in the brain of the experimental animal, both in 1:1 quantitative balance. Biochemical analysis of spherons shows that they contain the plaque biochemical markers. Nymox believes that these and other criteria uniquely validate the relevance of the Nymox drug candidates.

Nymox announced in mid-August 1998 that its Medical Advisory Board for AD7C(TM) has been expanded significantly. This board consists of experienced experts in the field who will function as spokespersons to other doctors for Nymox's testing technology, and who will advise on the latest developments in the field. New additions to the board include: Donald Marks, MD, Neurologist, Clinical Instructor in Neurology, Harvard Medical School in Boston, MA; Patrick Mathiasen, MD, Psychiatrist, Clinical Assistant Professor, Department of Psychiatry and Behavioral Sciences, University of Washington School of Medicine, Seattle, WA; Ross Finesmith, MD, Neurologist, Clinical Instructor of Neurology, New York University Medical School; William Giakas, MD, Geriatric Psychiatrist, Clinical Assistant Professor, University of Illinois at Chicago, Chicago, IL;

Gregory Golden, Ph.D., Neuroscientist, Associate Professor, Department of Neurology, Jefferson Medical College, Thomas Jefferson University, Philadelphia, PA; Richard Pellegrino, MD, Ph.D., Neurologist, Clinical Assistant Professor of Neurology, University of Arkansas; Howard Crystal, MD, Professor of Neurology, Albert Einstein College of Medicine, New York; Andrew Cutler, MD, Internist and Psychiatrist, University Behavioral Center and Florida Hospital, Orlando, FL; Jay Ellis, MD, Neurologist, Berkshire Medical Center, Pittsfield, MA; Colin Bier, Ph.D., Pathologist, Montreal; Andrew Scanameo, MD, Internist and Geriatric Specialist, Senior Geriatric Consultant, Tallahassee
Community Hospital.

Other members of the Board include: Christopher Kircher, MD, Neurologist, Christ Hospital, Cincinnati, OH; George Perry, Ph.D., Professor of Neuropathology,
Case Western Reserve University; Philipp Kahle, Ph.D., Neuroscientist, Department of Neurobiology, Stanford University School of Medicine; Douglas Brandt, MD, Psychiatrist, Clinical Assistant Professor, Department of Neuropsychiatry & Behavioral Science, University of South Carolina School of Medicine; Ira Goodman, MD, Neurologist, Associate Professor of Medicine, University of Florida School of Medicine; Garth Bissette, Ph.D., Professor, Division of Neurobiology & Behavioral Research, University of Mississippi Medical Center; Robert Tureen, Ph.D., Adjunct Associate Professor of Psychology, Miami University of Ohio, and University of Cincinnati; Steven Gulevich, MD, Neurologist, Director of Colorado Neurological Institute; John J. Feibel, MD, Neurologist, Associate Clinical Professor of Neurology, Riverhills Healthcare, Cincinnati, Ohio.

Nymox also announced that large multi-center clinical trials of its new urine test for use in Alzheimer's disease yielded very positive results. These new studies indicate that the AD7C(TM) test is now proven to be accurate and useful as a urinary test. The new data extends the practical uses of the AD7C(TM) test which have been proven in published clinical studies in the past years, including recently in the Journal of Clinical Investigation, the Journal of Clinical and Laboratory Analysis and the Journal of Contemporary Neurology.

The new studies included patients with AD, age matched controls and neurological disease controls from the following centers: St. Louis University Health Sciences Center, St. Louis, Missouri; Long Island Jewish Medical Center,
Long Island, New York; Department of Veterans Affairs Medical Center, Coatesville, Pennsylvania; Affiliated Research Centers, Gurnee, Illinois; Colorado Neurology and Headache Center, Denver, Colorado; Christ Hospital, Cincinnati, Ohio.

Nymox subsequently announced that the anti-infective program of the Company's Pharmaceutical Division made significant progress with its candidate NXB-4221, an antibacterial designed for the treatment of difficult chronic and persistent urinary tract infections. NXB-4221 has been shown to be highly effective against virulent bacteria in large studies of cultures from patients. NXB-4221 is targeted to treat acute and chronic urinary tract infections where currently available treatments are often inadequate in the elderly and in children, particularly in persons with spinal disorders and with chronic bladder catheterization. NXB-4221 has thus far successfully completed several toxicity studies. Formulation and manufacturing protocols have been successfully established. NXB-4221 has demonstrated acceptable stability and a very good dose-response curve.

At the end of August, Nymox announced that it has significantly advanced the process in its cell biology laboratories for one of its key screening models for selecting and developing new AD drug candidates. This AD7C screening model has unique properties which make it highly relevant to AD. The system is being used by Nymox's Pharmaceutical Division to further extend the pipeline of candidate drugs for neurodegenerative diseases such as AD. The model is based on human neuronal cells which have the AD7C-NTP gene inserted into them and where this gene has become an integral part of the cell. The cells produce AD7C-NTP, subsequently start the process of neuronal sprouting, going through a degenerative process, and then finally die by apoptosis. This sequence of cellular events very closely mimics what is known to occur in the degenerating neurons in the brains of Alzheimer patients. The AD7C screening system is distinct compared with the Company's other drug development programs (such as spheron targeted therapies). The technology underlying this Nymox screening system was licensed in 1997 from the Massachusetts General Hospital in a sponsored research and licensing agreement.

At the beginning of September, Nymox announced that its Pharmaceutical Division had developed a potent new antibacterial, NXC4720, which has been shown to be highly active against all known substrains of E. Coli 0157, the bacteria implicated in "Hamburger Disease". The new Nymox antibacterial destroys all 0157 strains, including H7, efficiently, rapidly and at a very low dose. NXC4720 is targeted for industrial testing in the next 6-12 months. Work to date has indicated that NXC4720 is non-toxic in animals, has a good stability profile and a very useful host range. E. Coli 0157:H7 is a highly virulent bacteria, which causes severe diarrhea that can have serious secondary effects. The infection affects approximately 100,000 persons per year. The serious secondary effects, which occasionally occur with the infection, include hemorrhage in the gastrointestinal tract, anemia and kidney failure. 0157:H7 infection is increasingly becoming one of the world's most important food-borne infections. The infection can be transmitted from vegetables, water, dairy products and other sources. Grinding beef distributes the deadly bacteria into all levels of the hamburger patty. The contamination does not usually occur on steak because the bacteria are found on the surface only and are generally killed by cooking. The cattle industry was allowed last year to begin irradiating beef to kill bacteria, although the concept of radiation of a food source has drawbacks. Antibiotic treatment of infected humans poses dangers because of toxin release from the killed bacteria, and therefore this has focused work on preventative measures.

In mid-September, Nymox announced that a peer-reviewed publication on the new AD7C(TM) urinary assay for AD appeared in the Journal of Clinical and Laboratory Analysis (September 1998; vol.12:285-288). The report documents in detail the AD7C(TM) urine test method and results from coded, double blind trials on 200 individuals. The results have shown that urinary AD7C(TM) is a useful peripheral AD marker which can significantly aid the physician in the diagnosis of AD. Alzheimer patients had a urinary AD7C(TM) level of over three times higher than that of age-matched, non-AD controls. The sensitivity (over 80%) and specificity (over 90%) values were comparable to those of the AD7C(TM) test in spinal fluid. The urinary test is newly available and will be marketed initially from the Nymox Reference Laboratory in Rockville.

The Company also announced that two new abstracts were published in the Society for Neuroscience Journal (vol.24,1998,503.11 and 478.10). The data was for presentation at the November meeting of the Society for Neurosciences in Los Angeles, including data on the accuracy of the urine test and an independent study verifying AD7C(TM) accuracy done at Stanford University.

FINANCIAL RESULTS

Revenues for the 3 months ended September 30, 1998 were Can$115,600. versus Can$25,386 for the comparable prior year period. The Company also reported a net loss of Can$2,064,307 or Can$0.10 per share, as compared to a net loss of Can$1,474,483. or Can$0.08 per share for the same period last year. The net loss is due primarily to rising expenditures in S,G & A, while R & D expenditures remained constant. This was due to new marketing expenses associated with the new urinary test product introduction.

Since the end of December 1997, the Corporation has completed private placements totaling 217,000 common shares, and all of its 696,491 Series A warrants were exercised for total proceeds to the Company of Can$7,787,273. The proceeds are being used for working capital and general corporate purposes. At
September 30, 1998, cash and cash equivalents totaled Can$3,779,825.

The marketing progress of Nymox's AD7CJ product is on time. Although it is too soon to be certain, since the urine test has only recently become available, indications give management reason to believe that the company could be cash flow positive in the first half of 1999. Sales to date in the fourth quarter have been higher than anticipated and are now accelerating, reflecting the new availability of the urine test. It is our conviction that this test technology is the most reliable and non-invasive product for this need on the market, and has a great potential over the next few years. The Company is fully prepared to handle increases in product demand.

Nymox has recently signed a letter of intent with a highly respected U.S. company for a co-marketing agreement for AD7C(TM), fuller details of which will be announced once a final agreement is completed. The Company also anticipates that other agreements being negotiated in Europe and Asia will be finalized in 1999.

The management of Nymox wishes to express its appreciation to our shareholders for their continued support.





Paul Averback MD - President
November 15, 1998

                      Consolidated Financial Statements of
                                  (Unaudited)


                        NYMOX PHARMACEUTICAL CORPORATION


                Periods ended September 30, 1998, 1997 and 1996

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 1998, 1997 and 1996



FINANCIAL STATEMENTS

  Consolidated Balance Sheets...............................    1

  Consolidated Statements of Earnings.......................    2

  Consolidated Statements of Deficit........................    3

  Consolidated Statements of Changes in Financial Position..    4

  Notes to Consolidated Financial Statements................    5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

September 30, 1998 and 1997, with comparative figures as at December 31, 1997 (in Canadian dollars)


                                             September 30, September 30, December 31,
                                                  1998         1997          1997
                                              -----------  -----------   -----------
                                              (Unaudited)   (Unaudited)    (Audited)
Assets
Current assets:
   Cash                                        $  837,253   $1,875,482    $  507,259
   Short-term investments                       2,942,572      653,462     1,780,086
   Accrued interest                               119,262            -         4,200
   Accounts receivable                             56,042       39,942        28,790
   Relocation loan to director/officer            222,024            -             -
   Subscriptions receivable                        26,000            -             -
   Research tax credits receivable                  5,347      384,500       150,000
                                               ----------   ----------    ----------
                                                4,208,500    2,953,386     2,470,335

Advance to director                                56,000       56,000        56,000

Capital assets                                  1,606,675    1,454,348     1,419,462
                                               ----------   ----------    ----------
                                               $5,871,175   $4,463,734    $3,945,797
                                               ==========   ==========    ==========
Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued liabilities   $    89,166  $   189,042   $   292,330

Shareholders' equity:
   Capital stock                               21,831,103   13,852,154    13,852,632
   Capital stock subscription                           -            -       504,000
   Deficit                                    (16,049,094)  (9,577,462)  (10,703,165)
                                              -----------  -----------   -----------
                                                5,782,009    4,274,692     3,653,467
                                              -----------  -----------   -----------
                                              $ 5,871,175  $ 4,463,734   $ 3,945,797
                                              ===========  ===========   ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Earnings
(Unaudited)

Periods ended September 30, 1998, 1997 and 1996
(in Canadian dollars)

                                        Three months ended September 30,                   Nine months ended September 30,
                                  ---------------------------------------------      -------------------------------------------

                                      1998             1997             1996             1998            1997            1996
                                  -----------      -----------      -----------      -----------     -----------      ----------
Revenues:
   Interest                       $    88,838      $    25,386      $    42,463      $   187,464     $    46,855     $   114,556
   Service fees                        26,762                -              -             60,135          18,927              -
                                  -----------      -----------      -----------      -----------     -----------     -----------

                                      115,600           25,386           42,463          247,599          65,782         114,556

Expenses:
   Research and development           924,641        1,026,682          764,478        2,198,823       2,039,761       1,433,552
   Less investment tax credits        (13,315)         (46,500)         (19,000)         (18,662)       (144,500)       (115,500)
                                  -----------      -----------      -----------      -----------     -----------     -----------
                                      911,326          980,182          745,478        2,180,161       1,895,261       1,318,052
   General and administrative         133,988           77,645          756,175          608,894         470,783       1,071,752
   Marketing                          902,597          370,512               -         2,570,594       1,442,639               -
   Depreciation and amortization       41,659           40,834           39,835          128,230         119,781          51,636
   Interest and bank charges           18,073            5,310            1,729           22,649          11,070             347
                                  -----------      -----------      -----------      -----------     -----------     -----------
                                    2,007,643        1,474,483        1,543,217        5,510,528       3,939,534       2,441,787
                                  -----------      -----------      -----------      -----------     -----------     -----------
Net loss                          $(1,892,043)     $(1,449,097)     $(1,500,754)     $(5,262,929)    $(3,873,752)    $(2,327,231)
                                  ===========      ===========      ===========      ===========     ===========     ===========

Loss per share                    $     (0.10)     $     (0.08)     $     (0.08)     $     (0.27)    $     (0.21)    $     (0.13)
                                  ===========      ===========      ===========      ===========     ===========     ===========

Weighted average number of
ommon shares outstanding           19,592,274       18,631,783       17,926,882       19,239,411      18,234,967      17,565,306
                                  ===========      ===========      ===========      ===========     ===========     ===========


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended September 30, 1998, 1997 and 1996
(in Canadian dollars)

                                       Three months ended September 30,                Nine months ended September 30,
                                  ------------------------------------------      -------------------------------------------
                                       1998          1997          1996              1998            1997           1996
                                  ------------    -----------    -----------      ------------    -----------     -----------
Deficit, beginning of period      $(14,157,051)   $(8,007,365)   $(2,532,076)     $(10,703,165)   $(5,472,710)    $(1,539,686)

Net loss                            (1,892,043)    (1,449,097)    (1,500,754)       (5,262,929)    (3,873,752)     (2,327,231)

Share issue costs                        -           (121,000)       (68,047)          (83,000)      (231,000)       (233,960)
                                  ------------    -----------    -----------      ------------    -----------     -----------
Deficit, end of period            $(16,049,094)   $(9,577,462)   $(4,100,877)     $(16,049,094)   $(9,577,462)    $(4,100,877)
                                  ============    ===========    ===========      ============    ===========     ===========


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Financial Position
(Unaudited)

Periods ended September 30, 1998, 1997 and 1996
(in Canadian dollars)

                                          Three months ended September  30,                  Nine months ended September 30,
                                   ----------------------------------------------     --------------------------------------------
                                       1998             1997             1996            1998             1997            1996
                                   -----------      -----------       -----------     -----------      -----------     -----------
Cash provided by (used in):
Operations:
    Net loss                       $(1,892,043)     $(1,449,097)      $(1,500,754)    $(5,262,929)     $(3,873,752)    $(2,327,231)
    Item not involving cash:
        Depreciation and
        amortization                    41,659           40,834            39,835         128,230          119,781          51,636
    Net change in non-cash
    operating working
    capital items                     (156,387)        (119,645)            5,477        (447,270)        (286,320)       (198,669)
                                   -----------      -----------       -----------     -----------      -----------     -----------
                                    (2,006,771)      (1,527,908)       (1,455,442)     (5,581,969)      (4,040,291)     (2,474,264)


Financing:
    Issuance of capital stock                -                -           16,250        7,978,471               -           16,250
    Subscription to capital
    stock                                    -                -                -         (504,000)       4,549,463       5,263,800
    Share issue costs                        -         (121,000)         (68,047)         (83,000)        (231,000)       (233,960)
                                   -----------      -----------       ----------      -----------      -----------     -----------
                                             -         (121,000)         (51,797)       7,391,471        4,318,463       5,046,090

Investment:
    Additions to capital assets        (90,359)         (41,119)        (520,187)        (317,022)        (256,155)       (724,820)
                                   -----------      -----------       ----------      -----------      -----------     -----------

Increase (decrease) in cash
 and short-term investments         (2,097,130)      (1,690,027)      (2,027,426)       1,492,480           22,017       1,847,006

Cash and short-term
 investments, beginning
 of period                           5,876,955        4,218,971        6,042,006        2,287,345        2,506,927       2,167,574
                                   -----------      -----------       ----------      -----------      -----------     -----------
Cash and short-term
 investments, end of period        $ 3,779,825      $ 2,528,944      $ 4,014,580      $ 3,779,825      $ 2,528,944     $ 4,014,580
                                   ===========      ===========      ===========      ===========      ===========     ===========

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 1998, 1997 and 1996
(in Canadian dollars)


Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of neurological therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

The Corporation is listed on the Montreal Exchange and on the NASDAQ Stock
Market.

1. BASIS OF PRESENTATION:

   (a)  Consolidation:

   The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles ("GAAP") and include the accounts of its wholly-owned US subsidiary. Significant intercompany balances and transactions have been eliminated on consolidation.

   (b)  Interim financial statements:

   The unaudited consolidated balance sheets as at September 30, 1998 and 1997 and the unaudited consolidated statements of earnings and deficit and changes in financial position for the three- and nine-month periods ended September 30, 1998, 1997 and 1996, respectively, reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 1998, 1997 and 1996
(in Canadian dollars)

2. CANADIAN/U.S. REPORTING DIFFERENCES:

  (a) Consolidated statements of earnings:

    The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:


                                 Three months ended September 30,                       Nine months ended September 30,
                           ---------------------------------------------        -----------------------------------------------
                                1998            1997             1996              1998               1997              1996
                           -----------       -----------     -----------        -----------        -----------      -----------
Net loss, Canadian
GAAP                       $(1,892,043)      $(1,449,097)    $(1,500,754)       $(5,262,929)       $(3,873,752)     $(2,327,231)

Adjustments:
    Amortization of
    patents                    (16,429)          (12,322)         (9,292)           (46,418)           (36,967)         (27,875)
    Stock-based
    compensation -
    options granted
    to non-employees                 -                 -        (172,000)                 -                  -         (395,000)
                           -----------       -----------     -----------        -----------        -----------      -----------
Net loss, U.S. GAAP        $(1,908,472)      $(1,461,419)    $(1,682,046)       $(5,309,347)       $(3,910,719)     $(2,750,106)
                           ===========       ===========     ===========        ===========        ===========      ===========

Loss per share,
U.S. GAAP                  $     (0.10)      $     (0.08)    $     (0.09)       $     (0.28)       $     (0.21)     $     (0.16)
                           ===========       ===========     ===========        ===========        ===========      ===========

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 1998, 1997 and 1996
(in Canadian dollars)


2. CANADIAN/U.S. REPORTING DIFFERENCES (CONTINUED):

  (b) Consolidated shareholders' equity:

     The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:



                                                               September 30,         December 31,
                                                       -------------------------     ------------
                                                           1998          1997            1997
                                                       ----------     ----------      ----------
Shareholders' equity, Canadian GAAP                    $5,782,009     $4,274,692      $3,653,467

    Adjustments:
       (i)  Amortization of patents:
             Cumulative effect to beginning
             of the period                               (180,139)      (130,606)       (130,606)
             Current period                               (46,418)       (36,967)        (49,533)
                                                       ----------     ----------      ----------
                                                         (226,557)      (167,573)       (180,139)

       (ii) Stock-based compensation:
             Cumulative effect to beginning
             of period                                   (742,000)      (592,000)       (592,000)
             Current period                                     -              -        (150,000)
                                                       ----------     ----------      ----------
                                                         (742,000)      (592,000)       (742,000)
                                                       ----------     ----------      ----------

       Increase in deficit                               (968,557)      (759,573)       (922,139)
                                                       ----------     ----------      ----------
    Shareholders' equity, U.S. GAAP                    $4,813,452     $3,515,119      $2,731,328
                                                       ==========     ==========      ==========